UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004.

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to .

Commission file number 1-12273

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below
Roper Industries, Inc.  Employees’ Retirement Savings 003 Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Roper Industries, Inc., 6901 Professional Pkwy East, Suite 200, Sarasota, FL 34240.

Roper Industries, Inc.

Employees’ Retirement Savings 003 Plan

Financial Statements

Years Ended December 31, 2004 and 2003

Roper Industries, Inc.

Employees’ Retirement Savings 003 Plan

Contents

Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of net assets available for benefits	3
Statements of changes in net assets available for benefits	4
Notes to financial statements	5-8
Supplemental Schedule
Schedule of assets (held at end of year)	10

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee
Roper Industries Inc. Employees’ Retirement Savings 003 Plan
Duluth, Georgia

We have audited the accompanying statements of net assets available for benefits of Roper Industries Inc. Employees’ Retirement Savings 003 Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
July 12, 2005

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Statements of Net Assets Available for Benefits
(amounts in thousands)

	December 31,
	2004	2003
Assets
Cash and cash equivalents	$23	$98
Investments, at fair market value (Notes 2 and 3)
Mutual funds	43,454	37,210
Common collective trusts	27,274	24,793
Roper Industries, Inc. common stock	9,264	7,917
Participant loans	1,363	1,373

Total investments	81,378	71,391
Receivables
Participant contributions	388	356
Employer contributions	408	344

Total receivables	796	700

Net assets available for benefits	$82,174	$72,091

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Statements of Changes in Net Assets Available for Benefits
(amounts in thousands)

	December 31,
	2004	2003
Additions
Contributions:
Participant contributions	$4,649	$4,514
Employer contributions	4,427	4,254
Rollover contributions	715	1,869

Total contributions	9,791	10,637
Investment income:
Net appreciation in fair market value of:
Mutual funds	2,362	5,957
Common collective trusts	542	864
Roper Industries, Inc. common stock	1,841	2,251
Investment income from:
Mutual funds	906	479
Common collective trusts	820	834
Roper Industries, Inc. common stock	62	62
Participant loans	72	74

Total investment income	6,605	10,520

Total additions	16,396	21,157

Deductions
Benefits paid to participants	6,408	5,114
Administrative expenses	7	6

Total deductions	6,415	5,120

Net increase in net assets	9,981	16,037
Transfers in from qualified plan (see Note 1)	102	1,533
Net assets available for benefits, beginning of the year	72,091	54,521

Net assets available for benefits, end of the year	$82,174	$72,091

See accompanying independent auditors’ report and notes to financial statements.

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Notes to Financial Statements

1.	Description of the Plan The following description of the Roper Industries, Inc. Employees’ Retirement Savings 003 Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.	General — The Plan is a defined contribution plan covering all employees of Roper Industries, Inc. (the “Company”), who are age eighteen or older and have completed six months of service, as defined in the Plan. Certain participants who become employees of the Company as a result from mergers or acquisitions are given credit for their prior service for purposes of determining eligibility and vesting. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective January 2002, the Plan was amended to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

During 2003, the plan transferred assets from the Roper Industries, Inc. Employees’Retirement Savings 004 Plan into this Plan. The transferred amounts were based upon what division under Roper Industries, Inc. the employee worked for.

b.	Contributions — Each year, participants may contribute up to 40 percent of their eligible compensation in the form of (i) before-tax contributions (30% maximum), (ii) after-tax contributions or (iii) a combination of before-tax and after-tax contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common collective trusts, thirteen mutual funds, and Roper Industries, Inc. common stock as investment options for participants. The Company contributes 100 percent of the first 3 percent of base compensation that a participant contributes to the Plan, and 50 percent of the next 3 percent of base compensation that a participant contributes to the Plan. In no case does the total Company matching contribution exceed 6 percent of a participant’s compensation. In addition, the Company makes profit-sharing contributions equal to 3 percent of each participant’s compensation. Contributions are subject to certain limitations.

c.	Participant Accounts — Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s matching and profit sharing contributions, Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on the participant’s account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants vest over a five year period beginning with 20 percent after one year of service and 20 percent each year thereafter, and are 100 percent vested after five years.

e.	Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0 percent to 10.5 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.	Payment of Benefits — On termination of service due to death, disability, retirement or separation from service, subsequent to July 1, 2002, a participant will generally receive their benefits as a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants can elect to receive shares of the Company’s common stock if their total balance exceeds $5,000. For distributions prior to July 1, 2002, participants age 55 or older could have elected to receive their benefits in installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.	Forfeitures — Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures used amounted to approximately $136,982 and $142,652 for the years ended December 31, 2004, and 2003, respectively.

h.	Administrative Expenses - The majority of the administrative expenses of the Plan are paid by the Company.

2.	Summary of Significant Accounting Policies

Basis of Accounting —The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates — The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation —The Plan’s investments are stated at fair market value based upon quoted market prices. Shares of mutual funds and common collective trusts are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

The Plan’s investment in the Scudder Stable Value Fund is stated at contract value in accordance with Statement of Position 94-4, “Reporting for Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans.”

Payment of Benefits —Benefits are recorded when paid.

3.	Investments —The fair market value of individual investments that represent at least 5 percent or more of the Plan’s net assets available are as follows (amounts in thousands):

	2004	2003
Scudder Stable Value Fund	$21,426	$20,361
Scudder Large Company Growth Fund	10,504	10,193
Roper Industries, Inc. common stock	9,264	7,917
MFS Total Return Fund	7,218	6,491
Scudder Stock Index Fund	5,849	4,432
PIMCO Total Return Fund	4,892	4,600
MFS Mid-Cap Growth Fund	4,727	4,516

4.	Related Party Transactions Certain Plan investments are shares of mutual funds or common collective trusts managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

The Plan offers Roper Industries, Inc. common stock as an investment option for participants. Roper Industries, Inc. is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.	Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Income Tax Status The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Roper Industries, Inc.
Employees’ Retirement Savings 003 Plan

Schedule of Assets (Held at End of Year)
December 31, 2004
(dollar amounts in thousands)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Scudder Trust Company	Interest Bearing Cash	a	$23
	Mutual Funds:
	MFS Total Return Fund	451,121 shares	a	7,218
*	Scudder Growth and Income Fund	139,850 shares	a	3,063
*	Scudder International Fund	41,620 shares	a	1,842
*	Scudder Large Company Growth Fund	446,616 shares	a	10,504
	American Century Equity Income Fund	393,807 shares	a	3,194
	Janus Worldwide Fund	67,755 shares	a	2,806
	MFS Mid-Cap Growth Fund	528,728 shares	a	4,727
	PIMCO Total Return Fund	458,503 shares	a	4,892
	RS Diversified Growth Fund	104,927 shares	a	2,381
*	Scudder Dreman High Return Equity Fund	66,271 shares	a	2,828

	Total Mutual Funds			43,454

	Common Collective Trusts:
*	Scudder Stable Value Fund	21,425,568 shares	a	21,425
*	Scudder Stock Index Fund	161,972 shares	a	5,849

	Total Common Collective Trusts			27,274

*	Roper Industries, Inc.	152,441 shares of Company	a
		common stock		9,264
	Participant loans	189 loans with interest
		rates ranging from 5.0% to
		10.5	--	1,363

	Total Investments:			$81,378

[a] The cost of participant directed investments is not required to be disclosed.

* Party-in-Interest.

Roper Industries, Inc. Employees’ Retirement Savings 003 Plan

(Name of Plan)

By: Roper Industries, Inc., Plan Administrator

By: /s/ Paul J. Soni

Paul J. Soni
VP, Corporate Controller

June 12, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Accountants
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002